FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

Excerpts from

JP MORGAN CHASE INDUSTRIALS

VIRTUAL CONFERENCE

MODERATED DISCUSISON WITH ED BREEN

CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIR

DUPONT DE NEMOURS, INC.

March 11, 2020

11:50 am CT

Ed Breen: ….. We’re very focused on the N&B and IFF transaction and getting that right and getting it to close and we want to do it…..

By the way, the—just as a side note, our gross margins will improve when N&B exits the business by a couple of points probably. By the way, that’s no cut to N&B. They’re about the highest gross—or margin profile than the industry, but they just happened to run lower than the overall DuPont portfolio.

Jeff Zekauskas: Okay. Thanks very much. Ed, I was wondering if you could describe the state of transaction with IFF and the nutrition business. I think originally you thought that the transaction might close by the end of the first quarter of 2021, with the idea that there were many different subsidiaries with different tax considerations that had to be all rolled together. Is it possible that you can close that in January of 2021? Or is the end of the first quarter of ‘21 still looking like a better time?

Ed Breen: So, Jeff, if I just had to give you a point date that we’re all working towards on the IFF (unintelligible) it’s February 1, 2021. And I think you can count that as a very safe date we’re going to do it. Our timelines potentially get us there a little quicker, but we don’t want to close a transaction around the end of the year in our books. And so we probably wait 30 days to do it. So I think it’s a very safe date to plan on.

By the way, we have all of our teams up and running all the work streams, up and running, fully staffed. By the way, just to give an example, so we have a team for site separation, obviously, organization , contracts, purchasing, IP. There’s literally like 12 core teams up and running literally covering everything you need to. So we’re making really good progress there.

We did file our S-4—or anticipate filing our S-4 in the second quarter 2020. And we already filed the Hart-Scott-Rodino on February 3rd. So, everything is progressing really nice. The teams are working really well together.

By the way, within N&B, and IFF there’s just a lot of excitement because of the strategic nature of this combo and the power it should give us, so, in the industry, with the greatest breadth of offering by far than anyone has. And by the way, if you really walk through I would say some of the key areas we sell into, whether it’s on the fragrance side, the personal care side, the fabric care side, the meatless meat market, the breadth of products IFF has and the breadth of products that DuPont N&B has, it’s pretty unbelievable when you look at what each can do.

And I know IFF has put some charts out, I won’t go through the detail with you. You know, the meatless meat one, for instance, we have five ingredients we usually put into a meatless cheeseburger and IFF has five ingredients that go in. By the way, in cold water detergent, they have two, fragrance and encapsulation, and we have enzymes and microbial control. I mean it’s really incredible I think what we can do going forward. So, high-level excitement, February 1 will be the date.

Jeff Zekauskas: Okay. And you made a choice to I think stick with IFF in that you’re going to take on the role of lead director of IFF in 2021.….

Ed Breen: So I just feel like, you know, the IFF N&B is such a big company. You know, it’s an enterprise of, you know, almost 50 billion. It’s so important that we get it right and I thought, you know, some of my attention on the integration and getting that up and running properly and all that was, you know, more important from a, if I could say, from a shareholder standpoint, of things that need to get done, make sure they go well so we get the value.

By the way, one of the other things I would just point, for those listening, is, you know, forgetting the coronavirus and everyone’s stocks being impacted right now, but even when we announced the deal, I think if we prove to the market the power of this combination, and we are the global leader by far, with the breadth of what we have also, the multiple of IFF can expand past where the multiple of IFF was to begin with. And by the way, there are certainly benchmarks at two or three other companies in the industry that have multiples that are 400, 500 points higher on a consistent basis, and done right there’s no reason we don’t have upside there, let alone what we’re putting together and the synergies from a growth and cost standpoint that we’re going to get from the deal. So there’s a lot to do there but I’m really excited about it.

Jeff Zekauskas: You know, when—so, DuPont is reconfiguring itself, and often, you know, the idea of the electronics business being part of an RMT transaction comes up. You have such experience with RMT transactions. Does a partner have to be relatively the same size in order to do a transaction like this? Or can you do an RMT transaction with a company that has a much smaller EBITDA than you do?

Ed Breen: Yes. No. Jeff, there are certain rules to follow, and I can’t take the time to talk about them all.

Jeff Zekauskas: Sure. Yes.

Ed Breen: But it’s nice to be of similar size, but you don’t have to be. You could do it with a company that is smaller. By the way, IFF was a little smaller than N&B, because cash payments can go back and forth. So as you know, in the IFF transaction, we’re ending up a 55.4% ownership our shareholder base, but we’re also getting 7.3 billion of cash from it. So, you know, it just depends how much cash you transfer back and forth and where the debt load of the company ends and are they comfortable with that. So you just got to make that math work.

By the way, one of the reasons I like RMTs—and by the way, not everything I’m going to do in life is an RMT, but I just, I like it because they’re very tax-efficient for our shareholders. And by the way, you don’t do it just to get costs. I love to do it because of the strategy of creating a great company. That’s obviously the reason you do it. So if there is a partner and it strategically just makes a lot of sense, again, like IFF and N&B, you get to do it on a fully tax-efficient basis, it’s a pretty powerful mechanism.

Now, by the way, I know shareholders have to wait a year first to get it done. But when it gets done, we’re creating one heck of a company. By the way, I’d also point out, when we get the 7.3 billion of cash, I think most people might understand this, but we’re going to use about 5 billion to pay down debt, again, because our EBITDA will be smaller in DuPont and we want to improve our credit metrics a little bit more even. So that’ll really be a nice help for us.

We will have over 2 billion of excess cash from that deal. And, you know, my gut is, if, you know, hopefully the market’s not like this, but I would lean towards share repurchase at some point, knowing that we have that 2 billion of cash. And by the way, a highlight is we did put in one of our charts today, we entered the market on a share repurchase starting about the beginning of last week. And we’re actively going to be in the market here buying back about $400 million of shares over the next couple of months.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of N&Bco, a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Merger Sub I and Merger Sub II intend to file relevant materials with the SEC, including a registration statement on Form S-4 filed by IFF and a registration statement filed N&Bco, each of which will contain a prospectus. In addition, IFF will file a proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (30) that N&Bco may not achieve certain targeted cost and productivity improvements , which could adversely impact its results of operations and financial condition, (31) the risk that natural disasters, public health issues, endemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (32) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, endemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability and severity of such events, which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy to be filed by IFF and the registration statement to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.